Exhibit 12.1

Statement Re: Computation of Earnings to

Combined Fixed Charges and Preferred Stock Dividends

Amounts in thousands

	Year ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before noncontrolling interest in consolidated subsidiaries and income from equity investees	$31,869	$34,739	$20,346	$35,890	$38,297
Add: Income tax expense	1,524	1,131	937	689	675
Add: Fixed charges	38,848	32,007	50,410	38,676	35,679
Add: Distributed income of equity investees	944	494	686	345	98
Less: Capitalized interest	(72)	(83)	(159)	(381)	(377)
Preferred dividend requirements of consolidated subsidiaries	—	—	—	—	(1,256)

Earnings (1)	73,113	68,288	72,220	75,219	73,116

Fixed charges:
Interest expense	37,365	30,681	48,847	36,905	32,898
Amortization of financing fees	1,184	1,030	1,203	1,192	963
Capitalized interest	72	83	159	381	377
Estimate of interest included in rent expense	227	213	201	198	185
Preferred stock dividends	—	—	—	—	1,256

Fixed charges (2)	$38,848	$32,007	$50,410	$38,676	$35,679

Ratio of earnings to combined fixed charges and preferred stock dividends (1)/(2)	1.88	2.13	1.43	1.94	2.05